Filed Pursuant to Rule 424(b)(3)

Registration No. 333-143791

PROSPECTUS SUPPLEMENT

(to Prospectus dated July 23, 2007)

NOTICE OF MERGER AND APPRAISAL RIGHTS

WITH RESPECT TO THE MERGER OF DIGENE CORPORATION WITH AND INTO

ENERGY MERGER SUB, INC., A SUBSIDIARY OF QIAGEN N.V.

To the Persons who were Record Holders of Shares of

Common Stock of Digene Corporation

At the Effective Time Referred to Below (July 30, 2007):

Merger Notification

NOTICE IS HEREBY GIVEN pursuant to Sections 253 and 262 of the Delaware General Corporation Law (“Delaware Law”), with respect to the merger (the “Merger”) of Digene Corporation, a Delaware corporation (“Digene”), with and into Energy Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of QIAGEN N.V., a public limited liability company (Naamloze Vennootschap) organized in the Kingdom of The Netherlands (“QIAGEN”). Pursuant to Sections 103 and 253 of the Delaware Law, the Merger became effective on July 30, 2007 (the “Effective Time”). The Merger was effectuated pursuant to the terms of an Agreement and Plan of Merger, dated as of June 3, 2007, by and among QIAGEN, QIAGEN North American Holdings, Inc., a California corporation and wholly owned subsidiary of QIAGEN (“QNAH”), QIAGEN Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of QNAH, and Digene (the “Merger Agreement”). The Merger is described in the prospectus dated July 23, 2007 (the “Prospectus”), which Prospectus is included with this Notice of Merger and Appraisal Rights. The Merger Agreement is included as Annex A to the Prospectus. The Purchaser has succeeded to the rights and obligations of Digene under the Merger Agreement.

You should read the Prospectus carefully, including the section entitled “Risk Factors” beginning on page 32 of the Prospectus for a discussion of risks that you should consider when evaluating whether to accept the Merger Consideration (as defined below) for each Share (as defined below) or to seek an appraisal under Delaware Law. This prospectus supplement is incorporated by reference into the Prospectus. The information in this prospectus supplement replaces and supersedes the information set forth in the Prospectus regarding the record date for the exercise of appraisal rights by dissenting holders of Digene common stock with respect to the Merger.

NONE OF THE SECURITIES AND EXCHANGE COMMISSION, ANY SECURITIES COMMISSION OR SIMILAR AUTHORITY IN THE NETHERLANDS, OR ANY STATE OR FOREIGN SECURITIES COMMISSION OR SIMILAR AUTHORITY HAS APPROVED OR DISAPPROVED THE SECURITIES TO BE ISSUED IN THE MERGER OR DETERMINED IF THE INFORMATION CONTAINED IN THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Immediately prior to the Effective Time, Purchaser owned over 94% of the then outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Digene and therefore, under applicable Delaware Law, no action was required by the stockholders of Digene (other than Purchaser) for the Merger to become effective.

QIAGEN acquired the Shares pursuant to an exchange offer (the “Offer”), which is also described in the Prospectus. After the completion of the Offer, QIAGEN assigned the Shares to Purchaser.

Pursuant to the terms and conditions of the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by QIAGEN or any of its affiliates, or shares held by a Digene stockholder who perfects his, her or its appraisal rights in connection with the Merger) was, by virtue of the Merger and without any action on the part of Purchaser, QIAGEN, Digene or any holder thereof, canceled and converted into the right to receive, at the Digene stockholder’s election either

(1)	3.545 QIAGEN ordinary shares and cash in lieu of any fractional shares, or

(2)	$61.25 in cash, without interest,

subject to proration so that the total consideration issued for the Shares pursuant to the Merger consists of 55% cash and 45% QIAGEN ordinary shares (the “Merger Consideration”), upon the surrender of the certificates formerly evidencing such Shares (“Share Certificates”) together with a properly completed and duly executed letter of election and transmittal (the “Letter of Election and Transmittal”). Your right to make an election expires at 5:00 p.m., New York Time, on Thursday, September 13, 2007 (the “Merger Election Deadline”). The Merger Consideration to be received for all Shares not surrendered prior to the Merger Election Deadline will be determined based on the operation of the election and proration procedures described in the Prospectus.

All of the outstanding Shares have been automatically canceled as a result and by virtue of the Merger, and holders of Shares no longer have any rights with respect to such Shares other than

(i)	the right as a former stockholder of Digene to receive the Merger Consideration for each Share, or

(ii)	the right to obtain an appraisal of such Shares under the provisions of Delaware Law (see below).

A summary of the principal federal income tax consequences to holders of Shares converted into the right to receive cash in the Merger (whether upon receipt of the Merger Consideration or pursuant to the proper exercise of appraisal rights) is included in the Prospectus. Holders of Shares are urged to consult their tax advisors with respect to the specific tax consequences of the Merger to them, including the application and effect of the alternative minimum tax, and state, local and foreign tax laws.

Important: Holders of Shares will not receive any payment for their Shares unless and until they deliver a Letter of Election and Transmittal, properly completed and duly executed, to American Stock Transfer & Trust Company, as exchange agent (the “Exchange Agent”), together with the Share Certificates and any other required documents as described below and in the enclosed Letter of Election and Transmittal. Payment for Shares will be made following the expiration of the Merger Election Deadline.

Payment Procedure

In order to exercise the right to elect the Merger Consideration to be received in exchange for Shares held by you, you must deliver or mail your Share Certificates representing such Shares, together with the enclosed Letter of Election and Transmittal, duly and properly completed and signed, and any other documents required by such Letter of Election and Transmittal, to the Exchange Agent, at one of the addresses set forth in the Letter of Election and Transmittal prior to the Merger Election Deadline. The consideration to be received for all Shares not surrendered prior to the Merger Election Deadline will be determined based on the operation of the election and proration procedures described in the Prospectus.

Please read and follow carefully the instructions contained in the Letter of Election and Transmittal. The method of delivery of Share Certificates and all other required documents to the Exchange Agent is at the option and risk of the transmitting stockholder. If delivery is made by mail, registered mail with return receipt requested, properly insured is recommended.

If you have any questions concerning the instructions for surrendering Shares, please call the Exchange Agent at 1-877-248-6417 or 718-921-8317. Additional copies of this Notice of Merger and Appraisal Rights, the Prospectus and the Letter of Election and Transmittal may be obtained from the Exchange Agent.

Appraisal Rights

Sections 253 and 262 of Delaware Law provide procedures by which persons who were record holders of Shares at the Effective Time and who do not wish to accept the Merger Consideration have the right to seek an appraisal of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid thereon. Such appraisal of the fair value may be greater, the same or less than the Merger Consideration.

Certain procedural steps must be taken by a holder of Shares if the right of appraisal is to be exercised. Among other things, any holder of Shares who wishes to exercise the right of appraisal must demand in writing, within 20 days after the date of the mailing of this Notice of Merger and Appraisal Rights (such date of mailing being August 7, 2007), the appraisal of such holder’s Shares. Such written demand shall be sent to Digene, 1201 Clopper Road, Gaithersburg, Maryland 20878, Attn: Joseph P. Slattery. The demand must reasonably inform Digene of the identity of the holder of record of the Shares covered by the demand and that such holder of record intends thereby to demand appraisal of such holder’s Shares. This and additional steps that must be taken by a holder of Shares who desires to exercise the right of appraisal are described in Section 262 of the Delaware Law. See “The Offer—Appraisal Rights” section of the Prospectus for additional information regarding appraisal rights under Delaware Law.

Stockholders should assume that Purchaser will take no action to perfect any appraisal rights of any stockholder, and therefore, any stockholder wishing to exercise appraisal rights should strictly comply with the procedures set forth in Section 262 of the Delaware Law, a copy of which is set forth in Annex C of the Prospectus. Stockholders who may wish to exercise appraisal rights under Delaware Law are urged to consult legal counsel for assistance in exercising their rights. Failure to comply completely and on a timely basis with all requirements of Section 262 of Delaware Law for perfecting appraisal rights will result in the loss of those rights.

QIAGEN is subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, is required to file or furnish annual, quarterly and special reports, and other information with the Securities and Exchange Commission (the “SEC”) relating to its business, financial condition and other matters. QIAGEN filed a Registration Statement on Form F-4, as amended, with the SEC in connection with the Offer and the Merger, which was declared effective by the SEC on July 23, 2007. You should read this filing, and any other filings made by QIAGEN with the SEC in connection with the Digene acquisition, as they contain important information. You may read and copy any reports, statements or other information filed or furnished by QIAGEN at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. QIAGEN’s SEC filings are also available to the public at the SEC’s website at http://www.sec.gov, or at its website at www.qiagen.com.

Additional copies of this Notice of Merger and Appraisal Rights, the Prospectus and the Letter of Election and Transmittal may be obtained from the Exchange Agent.

DIGENE CORPORATION

As surviving corporation

August 7, 2007

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